AB 2/19

[redacted]

13010178

SEC Mail Processing Section
FEB 14 2013
Washington DC
401

SECU ... SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 68530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, SUITE 16D
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HIN-KING TAI (646) 405-7946
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ced 2/19/13

OATH OR AFFIRMATION

I, HIN-KING TAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTO SECURITIES, LLC, as of DECEMBER 31ST, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER
Title

SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires 8-08-15

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTO SECURITIES, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012 AND FOR THE CUMULATIVE PERIOD FROM JANUARY 6, 2010 (INCEPTION) TO DECEMBER 31, 2012

ALTO SECURITIES, LLC
(A Development Stage Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Alto Securities, LLC
(A Development Stage Company)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Alto Securities, LLC (a development stage company) (the "Company") as of December 31, 2012, and the related statements of operations, and cash flows for the year then ended, and for the cumulative period from January 6, 2010 (inception) to December 31, 2012, and changes in member's equity for the cumulative period from January 6, 2010 (inception) to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks, of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alto Securities, LLC (a development stage company) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, and for the cumulative period from January 6, 2010 (inception) to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 8, 2013

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash	$ 58,011	
Cash - restricted	5,000	
Prepaid expense	4,471	
Total Assets		$ 67,482
Liabilities and Member's Equity		
Liabilities		
Accrued expenses		$ 7,950
Member's Equity		59,532
Total Liabilities and Member's Equity		$ 67,482

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2012	For the Cumulative Period from January 6, 2010 (Inception) to December 31, 2012
Expenses		
Regulatory fees	$ 1,781	$ 18,098
Occupancy	28,800	57,600
Legal and professional fees	23,910	39,487
Consulting	6,686	15,797
Office expenses	4,755	10,486
Total Expenses	65,932	141,468
Provision for Income Taxes	--	--
Net Loss	$ (65,932)	$ (141,468)

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE CUMULATIVE PERIOD FROM JANUARY 6, 2010 (INCEPTION) TO DECEMBER 31, 2012

Balance - January 6, 2010 (Inception)	$ --
Capital contributions - March 29, 2010	3,500
Capital contributions - April 5, 2010	2,500
Capital contributions - May 11, 2010	150,000
Capital contributions - October 29, 2010	45,000
Net loss	(17,667)
Balance - December 31, 2010	183,333
Net loss	(57,869)
Balance - December 31, 2011	125,464
Net loss	(65,932)
Balance - December 31, 2012	$ 59,532

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2012	For the Cumulative Period from January 6, 2010 (Inception) to December 31, 2012
Cash Flows from Operating Activities		
Net loss	$ (65,932)	$ (141,468)
Changes in operating assets and liabilities:		
Cash - restricted	(5,000)	(5,000)
Prepaid expense	(4,471)	(4,471)
Accrued expenses	--	7,950
Total Adjustments	(9,471)	(1,521)
Net Cash Used in Operating Activities	(75,403)	(142,989)
Cash Provided by Financing Activities		
Capital contributions	--	201,000
Net (Decrease) Increase in Cash	(75,403)	58,011
Cash - Beginning	133,414	--
Cash - Ending	$ 58,011	$ 58,011

Supplemental Disclosure of Cash Flow Information

Interest	$ --	$ --
Income taxes	$ --	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Alto Securities, LLC (a development stage company) (the "Company") was organized on January 6, 2010 in the State of Delaware as a limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly-owned subsidiary of Lindenkohl Holdings, LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The accompanying financial statements have been prepared in accordance with Accounting Standards Codification ("ASC") 915, "Development Stage Entities."

NOTE 2 - LIQUIDITY

As of December 31, 2012, the Company has approximately $58,000 in cash. For the year ended December 31, 2012, the Company incurred a net loss of approximately $65,000 and had negative cash flows from operations of approximately $75,400.

If the Company is unable to meet its annual expenditures, the Company's parent agrees to financially assist the Company and is committed to provide such funds as needed to operate the business.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its Parent. The earnings and losses of the Company are included in the tax return of its Parent and passed through to its owners. Each owner is responsible for the tax liability, if any, related to its proportionate share of the Parent's taxable income.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES (CONTINUED)

Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits".

A liability is recognized (or amount of net operating loss carryforward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense" in the statements of operations. Penalties would be recognized as a component of "general and administrative expenses". No interest and penalties were recorded during the year ended December 31, 2012.

Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is subject to its share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"). The Company's share of the NYCUBT is calculated as if it files on a separate Company basis and its proportional share is then paid to its Parent for any taxes due.

NOTE 4 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

NOTE 4 - FAIR VALUE (CONTINUED)

- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, and accrued expenses.

NOTE 5 - CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that may exceed the FDIC insurance limit.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. At December 31, 2012, the Company had net capital of $50,061, which exceeded required net capital by $45,061, and a total aggregate indebtedness of $7,950. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1 at December 31, 2012.

Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company has a services agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. During the year ended December 31, 2012, service fees of approximately $31,800 were charged to the Company for services rendered by the Parent. These charges have been included as components of occupancy and office expenses.

If the Company is unable to meet its annual expenditures, the Company's Parent agrees to financially assist the Company and is committed to provide such funds as needed to operate the business.

As of the year ended December 31, 2012, the Company received $201,000 of capital contributions.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings which are not in the ordinary course of business.

ALTO SECURITIES, LLC
(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Net Capital		
Total member's equity	$ 59,532	
Deductions and Charges		
Non-allowable assets	(9,471)	
Net Capital		$ 50,061
Aggregate Indebtedness (A.I.)		
Accrued expenses		$ 7,950
Computation of Basic Net Capital Requirement		
(a) Minimum Net Capital Required (6 2/3 % of total A.I.)		$ 530
(b) Minimum Net Capital Required of Broker Dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 45,061
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 49,266
Ratio of A.I. to Net Capital		0.16

There are no material differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5 on January 11, 2013.

See independent auditors' report.

ALTO SECURITIES, LLC
(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

ALTO SECURITIES, LLC
(A Development Stage Company)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Alto Securities, LLC

In planning and performing our audit of the financial statements of Alto Securities, LLC (a development stage company) (the "Company"), as of and for the year ended December 31, 2012, and for the cumulative period from January 6, 2010 to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 8, 2013

MARCUM

ACCOUNTANTS ▲ ADVISORS